
May 27, 2021

Jianwei Li
Chairman and Co-Chief Executive Officer
TradeUP Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

>   **Re: TradeUP Acquisition Corp.**
>   **Amendment No.5 to Registration Statement on Form S-1**
>   **Filed May 25, 2021**
>   **File No. 333-253322**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.5 to Registration Statement on Form S-1

Risk Factors
The anchor investors may purchase a majority interest in our company and could potentially influence corporate actions, page 38

1.   We note the new disclosure that the anchor investors have collectively expressed intent to purchase units in this offering at a level of which would aggregate to 59.4% of the units if all such indications of interest become confirmed. Please also disclose the vote percentage required if the anchor investors vote their shares in favor of an initial business transaction if you solicit proxies for a business combination. We note your disclosure throughout stating that you would need 1,392,501, or 34.81%, of the 4,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming all outstanding shares are voted) in order to have your initial business combination approved

(assuming the over-allotment option is not exercised).

Principal Stockholders
Expressions of Interest, page 111

2. In your definition for "anchor investors" at page 4 of your summary, you state that each anchor investor "is a member of our sponsor TradeUP Acquisition Sponsor LLC." However, you state at page 111 and elsewhere that in addition to being unaffiliated qualified institutional buyers, your anchor investors are "not affiliated with our sponsor or any member of our management team." Please reconcile these statements.

3. You state that "another institutional investor and existing member of our sponsor has provided an indication of interest in purchasing units in this offering and will be participating in the purchase of the private placement warrants through our sponsor." Please revise to clarify the references here and elsewhere in the prospectus to the purchase of "private placement warrants," as you disclose throughout the prospectus that the private placement will consist of private shares, rather than warrants. Also, please revise to identify this "existing member" and the anchor investors, provide comparable information regarding the percentage of units this additional investor indicated an interest in purchasing, and quantify the extent to which the referenced "existing member" and each of the anchor investors will be participating in the private placement.

4. Please revise to disclose the possible "incentives" and additional "economic benefits" which anchor investors could receive referenced in the sixth paragraph under "Conflicts of Interest" at page 107 (and also at page 137) and to clarify the suggestion that the anchor investors could include founders, management, or their affiliates in light of your statement in this section that anchor investors are not affiliated with your sponsor or any member of your management team.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

   Sincerely,

   Division of Corporation Finance
   Office of Energy & Transportation

cc: Arila Zhou, Esq.